04001459

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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3/4

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-019935~~
8-37924

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAPITAL MANAGEMENT CONSULTANTS, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3400 DUNDEE RD. SUITE 200
(No. and Street)

NORTHBROOK (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC DAVIS 847-498-8899
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHARLES GRIGSBY + CO.
(Name — *if individual, state last, first, middle name*)

8605 W. BRYN MAWR (Address), CHICAGO (City), IL (State) 60631 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, MARC DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL MANAGEMENT CONSULTANTS, INC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
Grace E. Breisch
Notary Public, State of Illinois
My Commission Exp. 09/30/2007

Marc L Davis
Signature

President
Title

Grace E. Breisch
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

CHARLES GRIGSBY & CO CPA'S

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

CHARLES GRIGSBY [70]

ADDRESS

8605 W BRYN MAWR [71]	CHICAGO [72]	IL [73]	60631 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS INC. | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 [99]

SEC FILE NO. 019935 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 7767	200			$ 7767	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	2958	600	2958	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	22742	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			22742	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	2456	680	2456	920
11. Other assets		535	8176	735	8176	930
12. TOTAL ASSETS	$ 30509	540	$ 13590	740	$ 44099	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS INC as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	2332	1205		1385	2332	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 2332	1230	$	1450	$ 2332	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1790
B. Common stock	14500	1792
C. Additional paid-in capital	6500	1793
D. Retained earnings	20767	1794
E. Total	41767	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 41767	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 44099	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS INC as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [147]
14. *Payable to brokers or dealers:*			
A. Clearance account	[1114]	[1315]	[156]
B. Other	[1115]	[1305]	[154]
15. Payable to non-customers	[1155]	[1355]	[161]
16. Securities sold not yet purchased, at market value		[1360]	[162]
17. Accounts payable, accrued liabilities, expenses and other	2332 [1205]	[1385]	2332 [168]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[169]
B. Secured	[1211]	[1390]	[170]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[171]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[172]
C. Pursuant to secured demand note collateral agreements:		[1420]	[173]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[174]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[175]
20. TOTAL LIABILITIES	$ 2332 [1230]	$ [1450]	$ 2332 [176]

Ownership Equity

		Total
21. Sole proprietorship		$ [177]
22. Partnership (limited partners	$ [1020])	[178]
23. Corporation:		
A. Preferred stock		[179]
B. Common stock		14500 [179]
C. Additional paid-in capital		6500 [179]
D. Retained earnings		20767 [179]
E. Total		41767 [179]
F. Less capital stock in treasury		( ) [179]
24. TOTAL OWNERSHIP EQUITY		$ 41767 [180]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 44099 [181]

OMIT PENNI

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS LLC as of 12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 41767	34
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	34
3.	Total ownership equity qualified for Net Capital			41767	35
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				35
	B. Other (deductions) or allowable credits (List)				35
5.	Total capital and allowable subordinated liabilities			$ 41767	35
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 13590	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(13590)	36
7.	Other additions and/or allowable credits (List)				36
8.	Net capital before haircuts on securities positions [20]			$ 28177	36
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]	1592	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1592)	37
10.	Net Capital			$ 26585	37

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS INC as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5000
13. Net capital requirement (greater of line 11 or 12)	$	5000
14. Excess net capital (line 10 less 13)	$	21585
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	26352

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	2332
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	
19. Total aggregate indebtedness			$	2332
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	8.7
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	8.7

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	
24. Net capital requirement (greater of line 22 or 23)	$	
25. Excess net capital (line 10 less 24)	$	
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	

OMIT PEN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS INC.

For the period (MMDDYY) from 01/01/03 [3932] to 12/31/03

Number of months included in this statement 12

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	
b. Commissions on listed option transactions		
c. All other securities commissions		
d. Total securities commissions		
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		
b. From all other trading		
c. Total gain (loss)		
3. Gains or losses on firm securities investment accounts		
4. Profit (loss) from underwriting and selling groups		
5. Revenue from sale of investment company shares		45488
6. Commodities revenue		
7. Fees for account supervision, investment advisory and administrative services		379264
8. Other revenue		726
9. Total revenue	$	425478

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$	6000
11. Other employee compensation and benefits		358320
12. Commissions paid to other broker-dealers		
13. Interest expense		
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses		4609
15. Other expenses		56111
16. Total expenses	$	425040

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$	438
18. Provision for Federal income taxes (for parent only)		112
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		
22. Net income (loss) after Federal income taxes and extraordinary items	$	326

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	<14,550>

2/79

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS INC.

For the period (MMDDYY) from 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 41441	4:
A. Net income (loss)		326	4:
B. Additions (Includes non-conforming capital of	$ [4262])		4:
C. Deductions (Includes non-conforming capital of	$ [4272])		4:
2. Balance, end of period (From item 1800)		$ 41767	4:

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4:
A. Increases		4:
B. Decreases		4:
4. Balance, end of period (From item 3520)	$	4:

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS LLC as of 12/31/03

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... N/A [455
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [456
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm 30 ______ [4335] ______ [457
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [458

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[460
32	[4610]	[4611]	[4612]	[4613]	[4614]	[461
33	[4620]	[4621]	[4622]	[4623]	[4624]	[462
34	[4630]	[4631]	[4632]	[4633]	[4634]	[463
35	[4640]	[4641]	[4642]	[4643]	[4644]	[464

Total $ 36 ______ [4699]

OMIT PENNIES

Instructions. Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution i expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date includin the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts o bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducte in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

Member American Institute of
Certified Public Accountants

(773) 693-1980

CHARLES GRIGSBY & CO.

CERTIFIED PUBLIC ACCOUNTANTS
8605 W. BRYN MAWR SUITE 305 CHICAGO, IL 60631

January 23.2004

National Association of
Securities Dealers, Inc.
Suite 2700
55 West Monroe
Chicago, Illinois 60603-5001

RE: Capital Management
Consultants, Inc.
Northbrook, Illinois

Supervisor or Examiners:

Per your request we are hereby reporting no differences in the computation of net capital between unaudited Part IIA as previously submitted by Capital Management Consultants, Inc. and the audited Part IIA for the audit period January 1 through December 31, 2003.

No material inadequacies existed for the audit period January 1 through December 31, 2003.

Very Truly Yours,

Charles Grigsby

CC: Marc Davis

Member American Institute of
Certified Public Accountants

(773) 693-1980

CHARLES GRIGSBY & CO.

CERTIFIED PUBLIC ACCOUNTANTS
8605 W. BRYN MAWR SUITE 305 CHICAGO, IL 60631

Board of Directors

Capital Management Consultants, Inc.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Capital Management Consultants, Inc. as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examinating on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Management Consultants, Inc. as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Chicago, Illinois
January 23,2004

CAPITAL MANAGEMENT CONSULTANTS, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets:		
Cash - Checking Account	$ 7,767	
Short-Term Investment (Note 5)	22,742	
Accounts Receivable	2,958	
Prepaid Expenses	8,176	
Total Current Assets		$ 41,643
Other Assets:		
Equipment Net of Accumulated Depreciation		2,456
		44,099

LLIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:		
Advisory Fee Payable	2,220	
Accrued Income Tax	112	
Total Current Liabilities		2,332
Shareholders' Equity:		
Common Stock	14,500	
Paid-in-Capital	6,500	
Retained Earnings	20,767	
		41,767
Total Shareholders' Equity		
		44,099

See Notes to Financial Statements

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF EARNINGS FROM OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31,2003

REVENUES:	
Commission and Advisory Income	$ 424,752
Dividend and Interest Income	726
	425,478
OPERATING EXPENSES:	
Salary-Officers	6,000
Advertising and Brochures	200
Professional Fees	2,560
Filing Fees	4,609
Insurance	4,861
Office Costs	18,091
Telephone	1,502
Dues, Subscriptions	1,273
Promotion, Travel	1,611
Occupancy Expense	8,400
Payroll Tax	543
Seminar	1,950
Computer Usage	12,438
Commissions	358,320
Newsletter,Postage & Printing	1,592
Depreciation & Amortization	1,090
	425,040
Net Income From Operations Before Income Tax	438
Provision For Income Tax	112
Net Income From Operations	326
Retained Earnings- Beginning of Year	20,441
Retained Earnings-End of Year	20,767

See Notes To Financial Statements

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 2003 THROUGH DECEMBER 31, 2003

Cash Resources Provided By:		
Net Income for the Year		$ 326
Items Not Requiring the Use of Cash-		
Depreciation and Amortization	$ 1,090	
Acquisition of Equipment	(866)	
Changes In Operating Assets & Liabilities:		
Increase in Accounts Receivable	(2,897)	
Increase in Pre-Paid Expenses	(2,159)	
Decrease in Advisory Fee Payable	(2,557)	
Increase in Short-Term Investment	(727)	
Decrease in Income Tax Payable	(938)	
		(9,054)
Cash (Used) By Operating Activities		(8,728)
CASH BALANCE - BEGINNING OF YEAR		16,495
CASH BALANCE - END OF YEAR		7,767

See Notes To Financial Statements

CAPITAL MANAGEMENT CONSULTANTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNT POLICIES-BUSINESS ACTIVITY

The Company is a registered broker dealer and a member of the National Association of Securities Dealers, Inc. It has been registered with the Security Exchange Commission and the State of Illinois Securities Department. The Company was incorporated under laws of the state of Illinois on September 1, 1987.

NOTE 2 - FEDERAL INCOME TAX EXPENSE

The Company has provided for $ 112 income tax expense. The current period income of $ 438 at a 25 % marginal tax rate for income tax purposes adjusted for 50% of promotion expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to rule 15c 3-1 of the Securities Exchanges Act of 1934 which requires the Company to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8 to 1. In addition, net capital shall not be less than $5,000. At December 31, 2003 net capital was $ 26,585 the ratio of aggregate indebtedness to net capital was 9 %.

NOTE 4 -SHORT-TERM INVESMENTS

The Company has an investment in a money market account the principal investments of which consist of governmental obligations. The asset is valued at historical cost which equal to a market value of $ 22,742.